RMS

17009588

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1900-666 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3N1
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Andrew Murray — 604-664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thorton LLP
(Name – *if individual, state last, first, middle name*)

#1600-333 Seymour Street	Vancouver	BC	V6B 0A4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PI Financial (US) Corp.

Contents

Financial Statements

PI Financial (US) Corp.

(Expressed in US dollars)

March 31, 2017 and 2016

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Board of Directors of
PI Financial (US) Corp.

We have audited the accompanying financial statements of PI Financial (US) Corp. (a Washington corporation) (the "Company") which comprise the statements of financial condition as of March 31, 2017 and March 31, 2016 and the related statements of income (loss) and comprehensive income (loss), statements of cash flows, and changes in stockholder's equity for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Auditor's responsibility

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PI Financial (US) Corp. as at March 31, 2017 and March 31, 2016 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

Supplementary information

The information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, III and IV. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada
May 24, 2017

Chartered Professional Accountants

PI Financial (US) Corp.
Statements of Financial Condition

(Expressed in US dollars)

March 31	2017	2016
Assets		
Cash	**$ 1,568,816**	$ 1,895,973
Accounts receivable	**4,895**	4,168
Due from parent company (Note 6)	**19,861**	8,187
Income taxes receivable	**16,381**	29,914
Prepaid expenses	**756**	572
Total assets	**$ 1,610,709**	$ 1,938,814
Liabilities		
Accounts payable and accrued liabilities	**$ 56,320**	$ 24,441
Total liabilities	**56,320**	24,441
Stockholder's equity		
Share capital (Note 5)	**1,225,100**	1,225,100
Retained earnings	**302,135**	611,260
Cumulative translation adjustment	**27,154**	78,013
Total equity	**1,554,389**	1,914,373
Total liabilities and stockholder's equity	**$ 1,610,709**	$ 1,938,814

On behalf of the board

_______________ Director _______________ Director

PI Financial (US) Corp.
Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in US dollars)

Years ended March 31	2017	2016
Revenue		
Institutional sales	$ 649,398	$ 394,371
Private placements	4,471	-
Interest	12,901	16,538
Total revenue	666,770	410,909
Variable compensation	220,919	140,886
Gross profit	445,851	270,023
Expenses		
Audit and legal	48,698	57,763
Clearing fees (Note 6)	67,684	48,566
Consulting	4,604	4,021
Data processing	77,084	70,335
Memberships	18,160	19,035
Office and miscellaneous	298	246
Premises rental (Note 6)	45,779	45,679
Research fees (Note 6)	38,627	45,516
Trading fees (Note 6)	7,564	7,126
Total expenses	308,498	298,287
Income (loss) before income taxes	137,353	(28,264)
Income tax expense (recovery) (Note 9)	21,478	(4,016)
Net income (loss)	115,875	(24,248)
Other comprehensive loss		
Translation of foreign operations	(50,859)	(56,246)
Total comprehensive income (loss)	$ 65,016	$ (80,494)

PI Financial (US) Corp.
Statements of Cash Flows

(Expressed in US dollars)

Years ended March 31	2017	2016
Cash derived from (applied to)		
Operating		
Net income (loss)	$ 115,875	$ (24,248)
Change in non-cash operating working capital		
Increase in accounts receivable	(834)	(1,248)
(Increase) decrease in amounts due from parent	(13,539)	11,188
(Increase) decrease in prepaid expenses	(185)	1,487
Decrease (increase) in income taxes receivable	12,975	(22,701)
Decrease in income taxes payable	-	(4,250)
Increase (decrease) in accounts payable and accrued liabilities	32,811	(2,778)
Net cash flows from operating activities	147,103	(42,550)
Financing		
Dividends paid	(425,000)	(150,000)
Net cash flows from financing activities	(425,000)	(150,000)
Net decrease in cash	(277,897)	(192,550)
Cash, beginning of year	1,895,973	2,145,008
Effect of exchange rates on cash	(49,260)	(56,485)
Cash, end of year	$ 1,568,816	$ 1,895,973
Supplemental cash flow information		
Interest received	$ 12,901	$ 16,538
Income taxes paid, net	(7,945)	(22,977)

The accompanying notes are an integral part of these financial statements.

PI Financial (US) Corp.
Statements of Changes in Stockholder's Equity
(Expressed in US dollars)
Years ended March 31, 2017 and 2016

	Capital Stock				
	Shares	Amount	Retained earnings	Cumulative translation adjustment	Total
Balance, March 31, 2015	1,225,100	$ 1,225,100	$ 785,508	$ 134,259	$ 2,144,867
Net income, year ended March 31, 2016	-	-	(24,248)	-	(24,248)
Dividends paid	-	-	(150,000)	-	(150,000)
Cumulative translation adjustment	-	-	-	(56,246)	(56,246)
Balance, March 31, 2016	1,225,100	1,225,100	611,260	78,013	1,914,373
Net income, year ended March 31, 2017	-	-	115,875	-	115,875
Dividends paid	-	-	(425,000)	-	(425,000)
Cumulative translation adjustment	-	-	-	(50,859)	(50,859)
Balance, March 31, 2017	**1,225,100**	**$ 1,225,100**	**$ 302,135**	**$ 27,154**	**$ 1,554,389**

1. Nature of operations

PI Financial (US) Corp. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

The Company became a registrant with the Financial Industry Regulatory Authority ("FINRA") of the United States of America on December 2, 2003.

The Company is a wholly-owned subsidiary of PI Financial Corp. and transacts exclusively with institutional investors on delivery versus payment or receipt versus payment basis. The Company does not hold client securities or funds beyond settlement date. All securities transactions are processed through its parent company, PI Financial Corp., which acts as the clearing and settlement agent for the Company.

2. Summary of significant accounting policies

Generally accepted accounting principles ("GAAP")

These financial statements are prepared in United States (US) dollars, in accordance with accounting principles generally accepted in the United States of America.

Basis of presentation

These financial statements are prepared based on settlement date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Cash

Cash includes cash on hand, held at one financial institution.

Revenue recognition

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a settlement date basis.

Private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

2. Summary of significant accounting policies (continued)

Foreign currency translation

The Company's functional currency is the Canadian dollar. These financial statements have been translated into US dollars for regulatory purposes. All assets and liabilities accounts denominated in Canadian dollars are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Foreign exchange gains and losses are included in the determination of comprehensive income for the year.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

Accounting for uncertainty in income taxes

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

3. Financial instruments, fair value measurements

The Company follows guidance under the ASC Topic 820 *Fair Value Measurements and Disclosures* with regard to financial assets and liabilities measured at fair value on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

3. Financial instruments, fair value measurements (continued)

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

4. Financial instruments

Fair value

The financial instruments consist of cash, accounts receivable, due from parent company and accounts payable and accrued liabilities. The carrying value approximates fair value due to their short maturities.

Risk management

In the normal course of business the Company is exposed to credit risk, liquidity risk, market risk, fair value risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and monitors the total value of transactions with counterparties.

As at March 31, 2017, all accounts receivable and due from parent company are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

(b) Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the liquidity risk management program to ensure the Company has access to enough readily available funds to cover its financial obligations as they come due. The Company's business requires capital for operating and regulatory purposes. The assets reflected on the statement of financial condition are highly liquid. Amount due from parent company are non-interest bearing and have no set terms of repayment.

(Expressed in US dollars)

4. Financial instruments (continued)

Risk management (continued)

(c) Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company. The Company is exposed to interest rate risk on the cash balances held.

Interest rate sensitivity analysis

The following table provides the effect on net income if interest rates were to decrease or increase by 100 basis points ("bp") for the years ended March 31, 2017 and 2016, applied to the balances as of this date. This analysis assumes that all other variables remain constant.

	Carrying value	Effect of a 100 bp increase in interest rates on net income	Effect of a 100 bp decrease in interest rates on net income
March 31, 2017			
Cash	**$ 1,568,816**	**$ 15,688**	**$ (10,821)**
March 31, 2016			
Cash	$ 1,895,973	$ 18,960	$ (13,083)

4. Financial instruments (continued)

Risk management (continued)

(c) Market risk (continued)

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates of financial amounts denominated in US dollars. The Company incurs foreign exchange risk on financial instruments denominated in currencies other than their functional currency, which includes cash, accounts receivable, and accounts payable and accrued liabilities. The Company is not materially impacted by foreign exchange risk.

5. Share capital		**2017**	2016
Authorized			
100,000,000	common shares without par value		
Issued			
1,225,100	common shares	**$ 1,225,100**	$ 1,225,100

6. Related party transactions

(a) During the year ended March 31, 2017, the Company paid research and trading fees of $46,191 (2016 - $52,642), clearing fees of $67,684 (2016 - $48,566) and rent of $45,779 (2016 - $45,679) to its parent company, PI Financial Corp.

(b) At March 31, 2017, amounts due from parent company include $19,861 (2016 - $8,187) due from PI Financial Corp.

(c) During the year ended March 31, 2017, the Company paid dividends of $425,000 (2016 - $150,000) to PI Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties. The amounts are unsecured and non-interest bearing with no set terms of repayment.

(Expressed in US dollars)

7. Concentrations

For the year ended March 31, 2017, two (2016 - four) customers each accounted for more than 10% of the Company's institutional sales and private placement revenue totalling approximately $376,000 (2016 - $207,000).

8. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which is comprised of capital stock and retained earnings.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the Company to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

At March 31, 2017, the Company had net capital of $1,332,972 (2016 - $1,669,338) which was $1,232,972 (2016 - $1,569,338) in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0423 to 1. As at March 31, 2017, the Company was in compliance with all minimum regulatory requirements.

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

(Expressed in US dollars)

9. Income taxes

Under the International Financial Activity Act of the Province of British Columbia, certain operations of the Company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

	2017	2016		**2017**		2016
	Percentage of Income					
Income taxes at the statutory rate	**26.0**	26.0	**$**	**35,712**	$	(7,349)
International financial business recovery of provincial taxes	**(11.5)**	(9.2)		**(15,848)**		2,614
Rate differential and others	**1.2**	(2.5)		**1,614**		719
Income tax provision (recovery)	**15.6**	14.3	**$**	**21,478**	$	(4,016)

10. Subsequent events

The Company has evaluated subsequent events through May 24, 2017, which is the date the financial statements were available to be issued. Based on such evaluation, no such events have occurred that in the opinion of management warrant disclosure in or adjustment to financial statements.

PI Financial (US) Corp.
Focus Report - Part IIA - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

(Expressed in US dollars)
March 31, 2017

Firm ID: 127404

1			Total ownership equity (o/e)	$ 1,554,389
2			Deduct o/e not allowable for net capital (NC)	-
3			Total o/e qualified for net capital	1,554,389
4			Add:	
	A		Allowable subordinated liabilities	-
	B		Other deductions or credits	
			Description	
			FINRA Rule 3020(b)(2)	(88,000)
5			Total capital and allowable subloans	1,466,389
6			Deductions and/or charges:	
	A		Total non-allowable assets	(41,893)
	B		Aged fail to deliver	-
		1.	Number of items	-
	F		Other deductions and/or charges	-
7			Other additions and/or allowable credits	-
8			Net capital before haircuts	1,424,496
9			Haircuts on securities:	
	A		Contractual commitments	-
	B		Subordinated debt	-
	C		Trading and investment sec:	
		1	Exempted securities	-
		2	Debt securities	-
		3	Options	-
		4	Other securities	-
	D		Undue concentration	-
	E		Other	
			Description: haircut on Canadian dollar denominated accounts of $1,524,406	(91,524)
10			Net capital	$ 1,332,972
11			Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$ 3,755
12			Minimum dollar requirement	$ 100,000
13			Net capital requirement (greater of line 11 or 12)	$ 100,000
14			Excess net capital	$ 1,232,972
15			Net capital less greater of (net capital - 10% of AI or 120% Net Capital Requirement)	$ 1,212,972

PI Financial (US) Corp.
Focus report - Part IIA - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in US dollars)
March 31, 2017

Firm ID: 127404

Computation of aggregate indebtedness (AI)

16	Total AI liability from statement of financial condition	$	56,320
17	Add:		
A	Drafts for immediate credit		-
B	Market value of sec borrowed where no equivalent value is paid or credited		-
C	Other unrecorded amounts		-
19	Total aggregate indebtedness	$	56,320
20	Ratio of AI/NC		4.23%
29	Percentage of debt to debt equity		0.00%

PI Financial (US) Corp.
Other Representations

(Expressed in US dollars)
March 31, 2017 Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2017. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2017. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2017. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.
Reconciliation of Computation of Net Capital
(Expressed in US dollars)
March 31, 2017 Firm ID: 127404

Net capital per firm (per March 31, 2017 focus report submitted April 14, 2017)	$	1,332,972
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2017	$	1,332,972

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in US dollars)
March 31, 2017

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
PI Financial (US) Corp.
Vancouver, Canada

In planning and performing our audit of the financial statements of PI Financial (US) Corp. (the "Company"), as at and for the year ended March 31, 2017, in accordance with the auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in US dollars)
March 31, 2017

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2017 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vancouver, Canada
May 24, 2017

Chartered Professional Accountants

Grant Thornton

Exemption Report Review

PI Financial (U.S.) Corp.

April 1, 2016 to March 31, 2017

Grant Thornton

Exemption Report Review

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Board of Directors
PI Financial (US) Corp.:

We have reviewed management's statements, included in the accompanying PI Financial (U.S.) Corp. Exemption Report, in which (1) PI Financial (U.S.) Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PI Financial (U.S.) Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i), (the "exemption provisions") and (2) PI Financial (U.S.) Corp. stated that PI Financial (U.S.) Corp. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Vancouver, Canada
May 24, 2017

Chartered Professional Accountants

PI FINANCIAL
experience. driven.

1900 - 666 Burrard Street
Vancouver, BC Canada
V6C 3N1

Phone 604 664 2900
Fax 604 664 2666
Toll Free 800 810 7022

www.pifinancialcorp.com

PI Financial (US) Corp.
Exemption Report
For the period April 1, 2016 to March 31, 2017

We as members of management of PI Financial (US) Corp. ("the Company") are responsible for complying with 17 C.F.R. § 15c3-3(k) under, which the Company has claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i).

PI Financial (US) Corp. certifies, to its best knowledge and belief, the following:

- The company operates using a (k)(2)(i)- "special account for the exclusive benefit of customers" exemption from Rule 15c3-3. PI Financial (US) Corp. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2017 with no exceptions..

Richard Thomas, President & CCO

D. Andrew Murray, Chief Financial Officer

Grant Thornton

Report of independent registered public accounting firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of PI Financial (U.S.) Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2017, which were agreed to by PI Financial (U.S.) Corp. (the "Company") and the United States Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for year period from April 1, 2016 to March 31, 2017 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 24, 2017

Chartered Professional Accountants

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 3/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65995 FINRA MAR
PI FINANCIAL (US) CORP
1900-666 BURRARD STREET
VANCOUVER V6C 3N1,
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 1,667
B.	Less payment made with SIPC-6 filed (**exclude Interest**)	(767)
	______________ Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	900
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 900
G.	**PAYMENT: √ the box** **Check mailed to P.O. Box ☐ Funds Wired ☐** **Total (must be same as F above)** $ 900	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PI Financial (US) Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of May, 2017.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATIO" OF "SIPC NET OPERATING REVE JES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **4/1/2016** and ending **3/31/2017**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 666,770

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 666,770

2e. General Assessment @ .0025 $ 1,667

(to page 1, line 2.A.)